KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

This management's discussion and analysis ("MD&A"), prepared as of February 14, 2018, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2017 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2017 and the notes thereto (the "financial statements").  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2017 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars.  The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2017, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 58 – 59 of this MD&A.  For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2016, which is available on the Company's website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Chile, Ghana, Mauritania, and Canada.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2017	2016
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	50%	50%
Bald Mountain	Kinross	USA	100%	100%
Kettle River-Buckhorn	Kinross	USA	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%
(a) The Kupol segment includes the Kupol and Dvoinoye mines.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Consolidated Financial and Operating Highlights

	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
(in millions, except ounces, per share amounts and per ounce amounts)	2017	2016	2015	Change	% Change (e)	Change	% Change(e)
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,698,136	2,810,345	2,620,262	(112,209)	(4%)	190,083	7%
Sold (c)	2,621,875	2,778,902	2,634,867	(157,027)	(6%)	144,035	5%

Attributable gold equivalent ounces (a)
Produced (c)	2,673,533	2,789,150	2,594,652	(115,617)	(4%)	194,498	7%
Sold (c)	2,596,754	2,758,306	2,608,870	(161,552)	(6%)	149,436	6%

Financial Highlights
Metal sales	$3,303.0	$3,472.0	$3,052.2	$(169.0)	(5%)	$419.8	14%
Production cost of sales	$1,757.4	$1,983.8	$1,834.8	$(226.4)	(11%)	$149.0	8%
Depreciation, depletion and amortization	$819.4	$855.0	$897.7	$(35.6)	(4%)	$(42.7)	(5%)
Impairment, net of reversals	$21.5	$139.6	$699.0	$(118.1)	(85%)	$(559.4)	(80%)
Operating earnings (loss)	$336.5	$46.3	$(742.9)	$290.2	nm	$789.2	106%
Net earnings (loss) attributable to common shareholders	$445.4	$(104.0)	$(984.5)	$549.4	nm	$880.5	89%
Basic earnings (loss) per share attributable to common shareholders	$0.36	$(0.08)	$(0.86)	$0.44	nm	$0.78	91%
Diluted earnings (loss) per share attributable to common shareholders	$0.35	$(0.08)	$(0.86)	$0.43	nm	$0.78	91%
Adjusted net earnings (loss) attributable to common shareholders(b)	$178.7	$93.0	$(91.0)	$85.7	92%	$184.0	nm
Adjusted net earnings (loss) per share (b)	$0.14	$0.08	$(0.08)	$0.06	75%	$0.16	nm
Net cash flow provided from operating activities	$951.6	$1,099.2	$831.6	$(147.6)	(13%)	$267.6	32%
Adjusted operating cash flow (b)	$1,166.7	$926.7	$786.6	$240.0	26%	$140.1	18%
Capital expenditures	$897.6	$633.8	$610.0	$263.8	42%	$23.8	4%
Average realized gold price per ounce(d)	$1,260	$1,249	$1,159	$11	1%	$90	8%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$670	$714	$696	$(44)	(6%)	$18	3%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$669	$712	$696	$(43)	(6%)	$16	2%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$653	$696	$684	$(43)	(6%)	$12	2%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$946	$975	$971	$(29)	(3%)	$4	0%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$954	$984	$975	$(30)	(3%)	$9	1%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,164	$1,073	$1,047	$91	8%	$26	2%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,166	$1,079	$1,049	$87	8%	$30	3%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures are included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2017 was 73.72:1 (2016 - 72.95:1 and 2015 - 73.92:1).

(d)	Average realized gold price is a non-GAAP financial measure and is defined in Section 11 of this document.
(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Consolidated Financial Performance

2017 vs. 2016

Kinross' attributable production decreased by 4% compared with 2016, primarily due to a decrease in production at Kupol due to lower grades, at Paracatu due to a temporary curtailment as a result of lower than average rainfall in the area, and at Maricunga due to the suspension of mining and crushing activities in 2016. These decreases were offset by higher production at Bald Mountain as a result of more ounces recovered from the heap leach pads and higher grades, as well as at Round Mountain and Tasiast due to higher grades.

Metal sales decreased by 5% in 2017 compared with 2016 due to a decrease in gold equivalent ounces sold, slightly offset by an increase in average metal prices realized.  The average realized gold price increased to $1,260 per ounce in 2017 from $1,249 per ounce in 2016. Gold equivalent ounces sold in 2017 decreased to 2,621,875 ounces from 2,778,902 ounces in 2016, primarily due to the decrease in production as described above.

Production cost of sales decreased by 11% compared with 2016, primarily due to the decrease in gold equivalent ounces sold as described above, as well as a decrease in operating waste mined at Fort Knox. These decreases were partially offset by higher production cost of sales at Bald Mountain due to an increase in gold equivalent ounces sold. The decrease in production cost of sales resulted in a 6% decrease in attributable production cost of sales per equivalent ounce sold compared with 2016.

During 2017, depreciation, depletion and amortization decreased by 4% compared with 2016, primarily due to the decrease in gold equivalent ounces sold at Kupol, Paracatu and Maricunga. This decrease was slightly offset by an increase in depreciation, depletion and amortization at Bald Mountain and Round Mountain due to an increase in gold equivalent ounces sold, as well as at Chirano due to an increase in gold equivalent ounces sold and a decrease in the mineral reserves as at December 31, 2016.

At December 31, 2017, upon completion of its annual assessment of the carrying value of its Cash Generating Units ("CGUs"), the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company's short-term and long-term gold price estimates, as well as Tasiast Phase Two progressing as planned and additions to Fort Knox's mineral reserve estimates. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu is net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox is net of a tax expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. During 2016, the Company recorded impairment charges at Maricunga of $68.3 million against property, plant and equipment and $71.3 million against metals and supplies inventory as a result of the suspension of mining and crushing activities during the year.

Operating earnings increased to $336.5 million in 2017 from $46.3 million in 2016. The change in operating earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. ("Goldcorp") to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recorded a reversal of previously recorded impairment charges of $97.0 million during the three months ended March 31, 2017 within other income (expense). On June 9, 2017, the Company completed the sale and recognized a gain on disposition of $12.7 million in other income (expense).

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million in other income (expense).

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. ("Integra") to sell its 100% interest in the DeLamar reclamation property ("DeLamar"). On November 3, 2017, the Company completed the sale and recognized a gain on disposition of $44.2 million in other income (expense).

During 2017, net earnings attributable to common shareholders were $445.4 million, or $0.36 per share, compared with a net loss attributable to common shareholders of $104.0 million, or $0.08 per share, in 2016.  The change was primarily a result of the increase in operating earnings, the impairment reversal recorded in relation to the sale of Cerro Casale, and gains recognized upon disposition of DeLamar, Cerro Casale and Quebrada Seca, as described above. In addition, an income tax recovery of $23.2 million was recorded in 2017, compared with an income tax expense of $49.6 million in 2016. The $23.2 million income tax recovery recognized in 2017 includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and the impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit includes a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax ("AMT") credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of Treasury, legislation or guidance from the states in which the Company operates and directions from the Office of Management and Budget. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for 2017 was 26.5% (2016 – 26.5%).

Adjusted net earnings attributable to common shareholders was $178.7 million, or $0.14 per share, for 2017 compared with adjusted net earnings attributable to common shareholders of $93.0 million, or $0.08 per share, in 2016.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2017, net cash flow provided from operating activities decreased to $951.6 million from $1,099.2 million in 2016 primarily due to less favourable working capital movements and higher taxes paid, partially offset by higher margins. Adjusted operating cash flow increased to $1,166.7 million from $926.7 million in 2016, primarily due to the increase in margins.

Capital expenditures increased by 42% in 2017 compared with 2016, primarily due to increased spending at Tasiast, Bald Mountain and Fort Knox, offset by lower spending at Kupol.

During 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis decreased from 2016 largely due to lower production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2016, primarily due to an increase in non-sustaining capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

2016 vs. 2015

Kinross' attributable production increased by 7% compared with 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% of Round Mountain.  These increases were partially offset by lower production at Chirano due to a decrease in grades, at Tasiast due to lower recovery from the dump leach pads and the six week temporary suspension of operations, and at Maricunga as a result of the suspension of mining activities in 2016.

Metal sales increased by 14% in 2016 compared with 2015 due to an increase in metal prices realized and gold equivalent ounces sold.  The average realized gold price increased to $1,249 per ounce in 2016 from $1,159 per ounce in 2015. Gold equivalent ounces sold in 2016 increased to 2,778,902 ounces from 2,634,867 ounces in 2015, primarily due to the increase in production described above.

Production cost of sales increased by 8% compared with 2015, primarily due to the increase in gold equivalent ounces sold as described above, as well as an increase in operating waste mined at Fort Knox, partially offset by lower costs at Maricunga, Tasiast and Kupol due to decreases in gold equivalent ounces sold, lower fuel and labour costs at Kupol, and favourable foreign exchange movements at Paracatu resulting from the effectiveness of the Company's hedge program.  The increase in production cost of sales resulted in higher attributable production cost of sales per equivalent ounce sold compared with 2015.

During 2016, depreciation, depletion and amortization decreased by 5% compared with 2015, primarily due to a decrease in the depreciable asset base at Fort Knox and Kupol. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015 and a decrease in gold equivalent ounces sold. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain.

At September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also recorded an inventory impairment charge of $71.3 million related to metals and supplies inventory as a result of the suspension. During 2015, the Company recorded after-tax impairment charges of $430.2 million related to property plant and equipment, and impairment charges of $259.5 million related to inventory and other assets.

Operating earnings increased to $46.3 million in 2016 from an operating loss of $742.9 million in the same period of 2015. The change in earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

During 2016, net loss attributable to common shareholders was $104.0 million, or $0.08 per share, compared with a net loss attributable to common shareholders of $984.5 million, or $0.86 per share, in 2015.  The change was primarily a result of the increase in operating earnings described above. In addition, an income tax expense of $49.6 million was recorded in 2016, compared with an income tax expense of $141.7 million in 2015. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for 2016 was 26.5% (2015 – 26.5%).

Adjusted net earnings attributable to common shareholders was $93.0 million, or $0.08 per share, for 2016 compared with adjusted net loss attributable to common shareholders of $91.0 million, or $0.08 per share, in 2015.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2016, net cash flow provided from operating activities increased to $1,099.2 million from $831.6 million in 2015 and adjusted operating cash flow increased to $926.7 million from $786.6 million in 2015, both primarily due to the increase in margins.

Capital expenditures increased by 4% in 2016 compared with 2015, primarily due to increased spending resulting from the acquisition of Bald Mountain and the remaining 50% of Round Mountain as well as at Kupol, Tasiast and Chirano, partially offset by lower spending at Fort Knox, Maricunga and the Corporate and other segment.

During 2016, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with 2015. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2015, primarily due to an increase in non-sustaining capital and reclamation expenditures.

Mineral Reserves1

Kinross' total estimated proven and probable gold reserves at year-end 2017 were approximately 25.9 million ounces.  The decrease of 5.1 million ounces in estimated gold reserves compared to year-end 2016 was mainly a result of the sale of Cerro Casale, which accounted for 5.8 million ounces in estimated mineral reserves.
Proven and probable silver reserves at year-end 2017 were estimated at approximately 52.6 million ounces, a net decrease of 15.2 million ounces compared with year-end 2016, primarily due to the sale of Cerro Casale, which accounted for 14.7 million silver ounces.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 14, 2018.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

2.	IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Gold Price History
USD per Ounce
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2017, the price of gold fluctuated between a low of $1,150 per ounce in January to a high of $1,358 per ounce in September.  The average price for the year based on the London Bullion Market Association PM Fix was $1,257 per ounce, a $6 per ounce increase over the 2016 average price of $1,251 per ounce.  Major influences on the gold price in 2017 included the weakening of the U.S. dollar, negative interest rate policies in Japan and Europe and strong equity markets.  Gold weakened with the U.S. Federal Reserve raising interest rates by 75 basis points but rebounded after the interest rate announcements.  Investors buying gold exchange-traded funds ("ETF") increased during 2017.  In 2017, gold ETF holdings increased throughout the year, ending the year near the 2016 peak holdings.  Gold was also impacted by the continued uncertainty over Brexit and the political climate in the U.S.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Kinross' Realized Gold Price VS Average PM Fix
U.S.$ per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
high
low
average
realized

 Source: London Bullion Marketing Association London PM Fix
1 Average realized gold price is a non-GAAP financial measure and is defined in Section 11 of this document.

During 2017, the Company realized an average gold price of $1,260 per ounce compared to the average PM Fix of $1,257 per ounce.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Gold Supply and Demand Fundamentals

Gold Supply
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tonnes
2013
2014
2015
2016
2017
Mine production
Recycled gold
Producer hedging

Source: GFMS Gold Survey 2017 Q4 Update

Total gold supply decreased by approximately 2.6% in 2017 relative to 2016, largely due to an increase in producer hedging.  Global gold mine production increased by 1.5% offset by a decrease of 4.2% in supply of recycled gold.  Mine production and recycled gold remain the dominant sources of gold supply, and in 2017 they represented approximately 70% and 28% of total supply, respectively.  Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Gold Demand
5,500
4,500
3,500
2,500
1,500
500
-500
Tonnes
2013
2014
2015
2016
2017
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment

Source: GFMS 2017 Gold Survey Q4 Update

Physical demand rebounded from a seven year low and increased by approximately 17% in 2017 relative to 2016.  Fabrication demand is estimated to have increased by 19% in 2017 relative to 2016, mainly due to higher demand in China and India. Bar hoarding increased by approximately 6% in 2017. Purchases from central banks increased by 36% during the year, due to purchases from Russia and Turkey.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Cost Sensitivity

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have experienced fuel price increases in the second half of 2017, reflecting OPEC's decision to continue production cuts and increased global demand.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
USD per Barrel
$120
$100
$80
$60
$40
$20
$0
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Currency Fluctuations

Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 61% of the Company's expected attributable production in 2018 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Operational Outlook

In 2018, Kinross expects to produce 2.5 million gold equivalent ounces (+/- 5%) from its operations and expects to be at or slightly above the same level of production over the next three years. The forecast decrease compared with full-year 2017 production is mainly a result of mine sequencing at several operations, including anticipated lower grades at Kupol and Dvoinoye, the closure of Kettle River-Buckhorn and the suspension of mining at Maricunga, partially offset by an expected production increase in the West Africa region. The production guidance has taken into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in the area. Production is expected to be higher in the second half of 2018 than the first half mainly as a result of expected production from the Tasiast Phase One expansion.

Production cost of sales per gold equivalent ounce is expected to be $730 (+/- 5%) for 2018. The expected increase for 2018 compared with full-year 2017 production cost of sales per ounce is mainly as a result of mine sequencing, with anticipated lower grades at Dvoinoye and Round Mountain and an increase in operating waste mined at Fort Knox and Tasiast. Kinross expects production cost of sales per gold equivalent ounce to decline slightly in 2019 and 2020 as lower cost production comes online.

The Company has forecast an all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018, which is largely in line with full-year 2017 all-in sustaining cost per ounce.

Material assumptions used to forecast 2018 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 3.25 Brazilian reais to the U.S. dollar, 1.25 Canadian dollars to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 33 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $19 and $38 on Russian and Brazilian production cost of sales per ounce, respectively.  A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2018 are forecast to be approximately $1,075 million (+/- 5%) (including capitalized interest of approximately $40 million). Of this amount, sustaining capital expenditures are expected to be approximately $355 million, and non-sustaining capital of approximately $680 million for the Tasiast expansion project, the Round Mountain Phase W project, and other development projects and studies.

The 2018 forecast for exploration is approximately $75 million, none of which is expected to be capitalized, with 2018 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year's guidance.

Other operating costs expected to be incurred in 2018 are approximately $100 million, which includes approximately $50 million of care and maintenance costs in Chile.

Based on our assumed gold price and other inputs, net income tax expense is expected to be $35 million and taxes paid are expected to be $70 million, with the expense increasing at 15% of any profit resulting from higher gold prices and taxes paid increasing at a lower rate of 7% as a result of the realization of the U.S. AMT credit.

Depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two expansion

The Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected by the end of June. Plant construction is now 93% complete and the remaining work is now focused on electrical, instrumentation and controls installations. Mechanical installation of the primary crusher, conveyor, stockpile and carbon-in-leach ("CIL") plant modifications, which includes the cyclones, three leach tanks and elution circuit, are now substantially complete. Commissioning of the primary crusher and CIL plant is expected to begin in late February, and the SAG mill in April.

The Tasiast Phase Two project is proceeding on schedule, as Phase One nears completion. Project and construction teams are expected to transition from Phase One to Phase Two development to establish continuity between projects. Overall engineering is now 33% complete and procurement is progressing well, with the power plant and EPCM contracts now awarded. Early works for the ball mill and power plant are expected to commence in the second quarter of 2018. Phase Two is expected to begin commercial production in the third quarter of 2020.

The Company is considering an asset level financing for Tasiast and has initiated discussions to better understand the level of interest from potential primary lenders. Once initial feedback has been received, the Company will decide whether to proceed and identify additional potential lenders in order to complete the financing.  Also in connection with Tasiast, the Company has completed a political risk insurance policy agreement with the Multilateral Investment Guarantee Agency, a member of the World Bank.

Bald Mountain Vantage Complex

The Vantage Complex project is proceeding on schedule, with initial construction work now well underway and engineering more than 80% complete. Permitting is proceeding as planned and contractors for more than half the scope of the project work have been selected. Commissioning for the proposed heap leach pad and processing facilities is expected to commence in the first quarter of 2019.

Moroshka project

At the Moroshka satellite deposit in Russia, located approximately four kilometres east of Kupol, development of the twin declines continues to proceed on schedule and on budget. Mining of high-grade ore at Moroshka is expected to commence in the second half of 2018 for processing in the Kupol mill.

Round Mountain Phase W

Stripping, initial construction and site preparation activities commenced ahead of schedule in late 2017 after the receipt of the Decision Record and other approvals from the U.S. Bureau of Land Management. The construction management team for Phase W has been mobilized to site and earthworks have begun in the project area. Detailed engineering is progressing on schedule, with heap leach engineering complete and mine infrastructure and processing facility engineering approximately 50% complete. Procurement activities are underway for critical long lead items and tracking according to plan. State permitting is proceeding as planned, with all major permits now received. The Phase W project remains on schedule, with initial low grade ore expected to be encountered in mid-2019.

Fort Knox Gilmore

Permitting activities have commenced and feasibility study activities are ongoing for the Gilmore project. The feasibility study, which is expected to be completed in mid-2018, is assessing a multi-phase layback of the Fort Knox pit and the construction of a new heap leach pad. The Company gained mineral rights to the Gilmore land, which is located immediately west of the Fort Knox pit, on December 12, 2017. As a result, the Company added 2.1 million gold ounces in estimated measured and indicated resources and 300,000 ounces in estimated inferred resources. This was offset by a conversion of 254,000 ounces of mineral resources to mineral reserves, for a net addition of 1.8 million ounces to measured and indicated resource estimates. An additional 199,000 ounces was added to estimated inferred resources from exploration and engineering for a total increase of 499,000 ounces to inferred resource estimates.

Tasiast Sud project

The Tasiast Sud pre-feasibility study ("PFS") is proceeding as planned and is expected to be completed in the second half of 2018. The PFS is contemplating a potential dump leach operation that would combine materials from multiple deposits in the area, and the trucking of high grade ore to the Tasiast mill, located approximately 10 kilometres north of the project. The Company added approximately 820,000 ounces to inferred mineral resource estimates at Tasiast Sud in 2017.

La Coipa restart project

Compania Minera de Oro ("MDO"), a subsidiary of the Company, currently holds a 50% ownership interest in the Phase 7 deposit through its 50% ownership of Minera La Coipa ("MLC"), with the remaining 50% held by Salmones de Chile Alimentos S.A. ("SDCA").  Pursuant to an agreement signed on February 2, 2018, MDO, MLC and SDCA have agreed, among other things, to spin out the Phase 7 concessions into a new company and MDO has agreed to purchase SDCA's 50% interest in such company in exchange for payments to SDCA totaling $65 million ($35 million on closing and $30 million on or before January 31, 2019).  Following completion of the transaction, MDO will have a 100% ownership interest in the Phase 7 deposit. The transaction is subject to certain conditions and is expected to close within 90 days.

In 2017, approximately 844,000 ounces of gold and 34 million ounces of silver at Phase 7 and Puren, which comprise the La Coipa Restart project, was converted to estimated mineral reserves from estimated mineral resources. The scope of work contemplated by the project PFS included modifications and enhancements to the existing plant and infrastructure in order to allow blending and processing of higher grade material from the Phase 7 deposit with oxide/transition material from the existing Puren deposit. The Company received approval on the project Declaration of Impact to Environment ("DIA") permit in 2016 and expects to receive sectoral permits in the first half of 2018.

Paracatu update

Paracatu resumed mining and processing activities in the fourth quarter of 2017 as sufficient water became available. The Company continues to advance its water mitigation efforts to prepare for potential lower rainfall levels in the future. These efforts include securing ground water rights and installation of wells around the site.

Brazilian royalty legislation

On July 26, 2017, Brazilian President Temer signed certain provisional measures related to the mining sector which, among other things, increase the royalty on gold and on silver from 1% and 0.2% of net sales, respectively, to 2% of gross revenues. The royalty increase for gold was subsequently reduced to 1.5%. The law was approved and came into force as of January 1, 2018.

Paracatu optimization studies

Kinross has recently completed initial optimization and analysis work for Paracatu. The optimization and analysis work focused on determining the optimal mine plan after taking into account changes undertaken at Paracatu over the past few years. The optimization work also assessed the impact of throughput variances in quartzite‐impacted zones, lower realized recoveries in certain zones of the ore body, water mitigation projects, local cost inflation, and changes to the fiscal regime in Brazil. The technical work resulted in an increase of 332,000 ounces to the site's mineral reserves estimates before 2017 depletion and expects to extend Paracatu's mine life to 2032.

Recent Transactions

Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced it had entered into an agreement to sell its 25% interest in the Cerro Casale project, and its 100% interest in the Quebrada Seca exploration project in Chile to Goldcorp.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation ("Barrick") when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

Disposition of Interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.
On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones.

Completion of $500.0 million Unsecured Debt Offering

On July 6, 2017, Kinross completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes. The proceeds from this transaction were used to fully repay the outstanding balance of the $500.0 million term loan on July 12, 2017.

Disposition of Interest in DeLamar

On September 18, 2017, the Company entered into an agreement with Integra to sell its 100% interest in DeLamar.

On November 3, 2017, the Company completed the sale for cash consideration and a non-interest bearing promissory note, payable 18 months after closing, totaling $5.6 million (CDN$7.2 million), common shares representing 9.9% of the issued and outstanding shares of Integra, and a 2.5% net smelter return royalty that will be reduced to 1% when royalty payments have accumulated to $7.8 million (CDN$10.0 million).

Acquisition of Power Plants in Brazil

On February 14, 2018, Kinross Brasil Mineração ("KBM"), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $257.0 million. The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. The transaction is subject to regulatory approvals and is expected to close in approximately three to six months.

Other Developments

Board of Directors update

Kinross has appointed Mr. Kerry Dyte to its Board of Directors effective as of November 8, 2017.

Mr. John M.H. Huxley, who has been a Kinross Board member since 1993, retired effective as of December 31, 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
(in millions, except ounces and per ounce amounts)	2017	2016	2015	Change	% Change (d)	Change	% Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (c)	2,698,136	2,810,345	2,620,262	(112,209)	(4%)	190,083	7%
Sold (c)	2,621,875	2,778,902	2,634,867	(157,027)	(6%)	144,035	5%

Attributable gold equivalent ounces (a)
Produced (c)	2,673,533	2,789,150	2,594,652	(115,617)	(4%)	194,498	7%
Sold (c)	2,596,754	2,758,306	2,608,870	(161,552)	(6%)	149,436	6%

Gold ounces - sold	2,553,178	2,697,912	2,562,219	(144,734)	(5%)	135,693	5%
Silver ounces - sold (000's)	5,058	5,913	5,378	(855)	(14%)	535	10%
Average realized gold price per ounce(b)	$1,260	$1,249	$1,159	$11	1%	$90	8%

Financial data
Metal sales	$3,303.0	$3,472.0	$3,052.2	$(169.0)	(5%)	$419.8	14%
Production cost of sales	$1,757.4	$1,983.8	$1,834.8	$(226.4)	(11%)	$149.0	8%
Depreciation, depletion and amortization	$819.4	$855.0	$897.7	$(35.6)	(4%)	$(42.7)	(5%
Impairment, net of reversals	$21.5	$139.6	$699.0	$(118.1)	(85%)	$(559.4)	(80%
Operating earnings	$336.5	$46.3	$(742.9)	$290.2	nm	$789.2	106%
Net earnings (loss) attributable to common shareholders	$445.4	$(104.0)	$(984.5)	$549.4	nm	$880.5	89%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition of this non-GAAP financial measure is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for 2017 was 73.72:1 (2016 - 72.95:1 and 2015 - 73.92:1).

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Operating Earnings (Loss) by Segment

	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
(in millions)	2017	2016	2015	Change	% Change (c)	Change	% Change (c)

Operating segments
Fort Knox	$224.7	$110.0	$(180.8)	$114.7	104%	$290.8	161%
Round Mountain	139.7	85.8	(8.9)	53.9	63%	94.7	nm
Bald Mountain	68.5	(37.4)	-	105.9	nm	(37.4)	nm
Kettle River-Buckhorn	43.4	64.0	30.3	(20.6)	(32%)	33.7	111%
Paracatu	(263.3)	36.2	24.4	(299.5)	nm	11.8	48%
Maricunga	21.3	(150.6)	(60.4)	171.9	114%	(90.2)	(149%)
Kupol (a)	225.0	345.3	150.1	(120.3)	(35%)	195.2	130%
Tasiast	118.8	(119.9)	(361.2)	238.7	199%	241.3	67%
Chirano	(27.5)	(58.0)	(70.1)	30.5	53%	12.1	17%
Non-operating segment
Corporate and Other (b)	(214.1)	(229.1)	(266.3)	15.0	7%	37.2	14%
Total	$336.5	$46.3	$(742.9)	$290.2	nm	$789.2	106%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017.

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Mining Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	26,362	31,750	(5,388)	(17%)
Tonnes processed (000's) (a)	32,736	42,360	(9,624)	(23%)
Grade (grams/tonne)(b)	0.84	0.69	0.15	22%
Recovery(b)	82.5%	82.8%	(0.3%)	(0%)
Gold equivalent ounces:
Produced	381,115	409,844	(28,729)	(7%)
Sold	381,779	408,059	(26,280)	(6%)

Financial Data (in millions)
Metal sales	$481.1	$510.8	$(29.7)	(6%)
Production cost of sales	239.9	302.2	(62.3)	(21%)
Depreciation, depletion and amortization	86.6	88.7	(2.1)	(2%)
Impairment reversal	(88.6)	-	(88.6)	nm
	243.2	119.9	123.3	103%
Exploration and business development	9.0	8.9	0.1	1%
Other	9.5	1.0	8.5	nm
Segment operating earnings	$224.7	$110.0	$114.7	104%

(a)	Includes 20,267,000 tonnes placed on the heap leach pads during 2017 (2016 - 29,142,000 tonnes).
(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.25  grams per tonne during 2017 (2016 - 0.27 grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 17% compared with 2016, primarily due to planned mine sequencing, which involved increased capitalized stripping. Tonnes of ore processed were lower by 23% in 2017 compared with 2016, largely due to fewer tonnes placed on the heap leach pads as a result of the decrease in ore mined. Mill grades were 22% higher in 2017 compared with 2016 as a result of mine sequencing.  Gold equivalent ounces produced decreased by 7% compared with 2016, primarily due to a decrease in ounces produced from the heap leach pads as a result of fewer tonnes placed, offset by an increase in mill grades.

Metal sales were 6% lower in 2017 compared with 2016 due to a decrease in gold equivalent ounces sold. During 2017, production cost of sales was lower by 21% compared with 2016, due to less operating waste mined and an 8% decrease in labour and contractor costs, partially offset by a 17% increase in maintenance and power costs. Depreciation, depletion and amortization in 2017 decreased by 2%, mainly due to lower gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.

At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $88.6 million. The non-cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company's estimates of future metal prices and additions to Fort Knox's mineral reserve estimates. No such impairment reversal was recognized in 2016.

During 2017, other operating costs of $9.5 million primarily includes costs related to the Gilmore feasibility study.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Round Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	26,418	23,530	2,888	12%
Tonnes processed (000's)(a)	23,270	23,713	(443)	(2%)
Grade (grams/tonne)(b)	1.41	0.98	0.43	44%
Recovery(b)	81.2%	80.7%	0.5%	1%
Gold equivalent ounces:
Produced	436,932	378,264	58,668	16%
Sold	438,051	377,910	60,141	16%

Financial Data (in millions)
Metal sales	$552.2	$477.1	$75.1	16%
Production cost of sales	302.5	292.0	10.5	4%
Depreciation, depletion and amortization	107.4	94.7	12.7	13%
	142.3	90.4	51.9	57%
Exploration and business development	2.6	4.6	(2.0)	(43%)
Segment operating earnings	$139.7	$85.8	$53.9	63%
(a)	Includes 19,611,000 tonnes placed on the heap leach pads during 2017 (2016 - 20,084,000 tonnes).
(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.50 grams per tonne during 2017 (2016 - 0.44 grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine from Barrick.

2017 vs. 2016

During 2017, tonnes of ore mined and mill grade increased by 12% and 44% respectively, compared with 2016, primarily due to mine sequencing which involved mining in a deeper location with higher grade. Gold equivalent ounces produced increased by 16% compared with 2016, primarily due to higher mill grade.

Metal sales increased to $552.2 million in 2017 from $477.1 million in 2016 due to an increase in gold equivalent ounces sold. During 2017, production cost of sales increased by 4% compared to 2016, mainly due to the increase in gold equivalent ounces sold partially offset by a decrease in labour and contractor costs by 7%.  Depreciation, depletion and amortization increased to $107.4 million in 2017 from $94.7 million in 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base, slightly offset by an increase in the mineral reserves at the end of the third quarter of 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	21,615	10,656	10,959	103%
Tonnes processed (000's)	21,615	10,656	10,959	103%
Grade (grams/tonne)	0.80	0.64	0.16	25%
Gold equivalent ounces:
Produced	282,715	130,144	152,571	117%
Sold	262,916	111,464	151,452	136%

Financial Data (in millions)
Metal sales	$331.5	$139.6	$191.9	137%
Production cost of sales	168.9	131.7	37.2	28%
Depreciation, depletion and amortization	83.5	38.6	44.9	116%
	79.1	(30.7)	109.8	nm
Exploration and business development	9.5	4.7	4.8	102%
Other	1.1	2.0	(0.9)	(45%)
Segment operating earnings (loss)	$68.5	$(37.4)	$105.9	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package.

2017 vs. 2016

During 2017, tonnes of ore mined and processed increased by 103% compared to 2016, consistent with the mine plan. Grade increased by 25% in 2017, compared to 2016, due to mine sequencing which involved mining in higher grade locations. Gold equivalent ounces produced increased by 117% compared to 2016 primarily due to more ounces recovered from the heap leach pads, as a result of more tonnes placed and the higher grade. Gold equivalent ounces sold in 2017 were lower than production due to timing of sales.

In 2017, metal sales increased to $331.5 million from $139.6 million in 2016 due to the increase in gold equivalent ounces sold. Production cost of sales increased by 28% compared to 2016 due to higher gold equivalent ounces sold in addition to an increase in labour, reagents and fuel costs by 37%, partially offset by a 33% decrease in maintenance and contractor costs. Depreciation, depletion and amortization increased by 116% compared to 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	189	438	(249)	(57%)
Tonnes processed (000's)	234	441	(207)	(47%)
Grade (grams/tonne)	9.53	7.84	1.69	22%
Recovery	94.4%	93.3%	1.1%	1%
Gold equivalent ounces:
Produced	76,570	112,274	(35,704)	(32%)
Sold	77,087	112,038	(34,951)	(31%)

Financial Data (in millions)
Metal sales	$96.3	$139.8	$(43.5)	(31%)
Production cost of sales	36.8	73.0	(36.2)	(50%)
Depreciation, depletion and amortization	0.6	1.3	(0.7)	(54%)
	58.9	65.5	(6.6)	(10%)
Exploration and business development	4.6	2.2	2.4	109%
Other	10.9	(0.7)	11.6	nm
Segment operating earnings	$43.4	$64.0	$(20.6)	(32%)

(a)	"nm" means not meaningful.

The Kettle River–Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003. In 2017, the Kettle River mine came to the end of its life and mining activities were completed.

2017 vs. 2016

Tonnes of ore mined and tonnes processed decreased by 57% and 47%, respectively, due to the completion of mining activities during 2017. Gold equivalent ounces produced and sold decreased by 32% and 31%, respectively, compared with 2016, primarily due to lower throughput offset by an increase in grade.

Metal sales decreased by 31% in 2017 compared with 2016 due to the decrease in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization decreased by 50% and 54%, respectively, compared with 2016, mainly due to the completion of mining activities during 2017.

 In 2017, other costs of $10.9 million includes reclamation expense related to a revision of estimates for the reclamation and remediation obligation as the mine prepares for its closure.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2017	2016	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	27,770	47,206	(19,436)	(41%)
Tonnes processed (000's)	37,623	46,816	(9,193)	(20%)
Grade (grams/tonne)	0.41	0.45	(0.04)	(9%)
Recovery	74.6%	72.3%	2.3%	3%
Gold equivalent ounces:
Produced	359,959	483,014	(123,055)	(25%)
Sold	356,251	482,827	(126,576)	(26%)

Financial Data (in millions)
Metal sales	$447.0	$599.6	$(152.6)	(25%)
Production cost of sales	310.2	346.4	(36.2)	(10%)
Depreciation, depletion and amortization	127.0	142.7	(15.7)	(11%)
Impairment charge	253.0	-	253.0	nm
	(243.2)	110.5	(353.7)	nm
Other	20.1	74.3	(54.2)	(73%)
Segment operating earnings (loss)	$(263.3)	$36.2	$(299.5)	nm

(a)         "nm" means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2017 vs. 2016

During 2017, tonnes of ore mined and processed decreased by 41% and 20%, respectively, compared to 2016 due to a temporary curtailment as a result of lower than average rainfall in the area. Grade decreased by 9% in 2017 compared to 2016 due to the metallurgical characteristics of the ore mined. Gold equivalent ounces produced decreased by 25% compared with 2016, mainly as a result of the decrease in throughput and grades. Gold equivalent ounces sold in 2017 were lower than production due to timing of sales.

Metal sales decreased by 25% in 2017 compared with 2016 due to the decrease in gold equivalent ounces sold.  Production cost of sales was lower by 10% in 2017 compared with 2016, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in operating waste mined. Depreciation, depletion and amortization decreased by 11% mainly as a result of fewer gold equivalent ounces sold, offset by an increase in the depreciable asset base.

During 2017, other costs of $20.1 million mainly included $23.6 million of costs related to the temporary curtailment, offset by revenues of $9.0 million related to the sale of excess energy that became available as a result of the curtailment. Other costs of $74.3 million incurred in 2016 included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil.

At December 31, 2017, the Company recorded a non-cash impairment charge of $253.0 million related to property, plant and equipment. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. No such impairment charge was recognized in 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2017	2016	Change	% Change(b)
Operating Statistics (a)
Tonnes ore mined (000's)	-	6,059	(6,059)	nm
Tonnes processed (000's)	-	6,508	(6,508)	nm
Grade (grams/tonne)	-	0.67	(0.67)	nm
Gold equivalent ounces:
Produced	91,127	175,532	(84,405)	(48%)
Sold	41,316	175,670	(134,354)	(76%)

Financial Data (in millions)
Metal sales	$52.0	$219.4	$(167.4)	(76%)
Production cost of sales	19.9	145.2	(125.3)	(86%)
Depreciation, depletion and amortization	4.6	34.4	(29.8)	(87%)
Impairment charge	-	139.6	(139.6)	nm
	27.5	(99.8)	127.3	128%
Exploration and business development	0.1	-	0.1	nm
Other	6.1	50.8	(44.7)	(88%)
Segment operating earnings (loss)	$21.3	$(150.6)	$171.9	114%
(a) (b)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. "nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998.  On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation ("Bema"). During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority (the "SMA").

2017 vs. 2016

As a result of the suspension of mining and crushing activities at Maricunga since 2016, there was no ore mined and processed in 2017. During 2017, gold equivalent ounces produced decreased by 48% compared with 2016 primarily due to the suspension of mining and crushing activities. Gold equivalent ounces sold in 2017 were lower than production due to the timing of sales and decreased by 76% compared with 2016, primarily due to the decrease in gold equivalent ounces produced.

Metal sales and production cost of sales decreased by 76% and 86%, respectively, compared with 2016 primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased from $34.4 million in 2016 to $4.6 million in 2017, primarily due to decreases in gold equivalent ounces sold and the depreciable asset base as a result of the impairment charge recognized in 2016.

At September 30 2016, the Company recorded impairment charges of $139.6 million that were related to the suspension of mining operations. Other costs of $50.8 million incurred in 2016 included $20.1 million related to the suspension of mining operations and $27.3 million related to reclamation and remediation costs..

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	1,915	2,002	(87)	(4%)
Tonnes processed (000's)	1,733	1,710	23	1%
Grade (grams/tonne):
Gold	10.01	12.72	(2.71)	(21%)
Silver	81.11	103.38	(22.27)	(22%)
Recovery:
Gold	94.8%	95.3%	(0.5% )	(1%)
Silver	84.8%	87.8%	(3.0% )	(3%)
Gold equivalent ounces: (c)
Produced	580,451	734,143	(153,692)	(21%)
Sold	577,007	736,001	(158,994)	(22%)
Silver ounces:
Produced (000's)	3,879	4,909	(1,030)	(21%)
Sold (000's)	3,873	4,902	(1,029)	(21%)

Financial Data (in millions)
Metal sales	$726.9	$919.2	$(192.3)	(21%)
Production cost of sales	300.9	324.3	(23.4)	(7%)
Depreciation, depletion and amortization	184.2	236.8	(52.6)	(22%)
	241.8	358.1	(116.3)	(32%)
Exploration and business development	17.1	13.3	3.8	29%
Other	(0.3)	(0.5)	0.2	40%
Segment operating earnings	$225.0	$345.3	$(120.3)	(35%)
(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 668,000 tonnes of ore mined from Dvoinoye during 2017 (2016 - 665,000 tonnes).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for 2017 was 73.72:1 (2016 - 72.95:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007.  The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 4%, compared with 2016, primarily due to mining in a deeper and narrower ore body, consistent with the mine plan. Tonnes of ore processed increased by 1%, compared with 2016 largely due to an increase in performance of the mill.  Gold grades were 21% lower during 2017 compared with 2016, due to an increase in the proportion of ore processed from the low grade stopes at both Kupol and Dvoinoye, as per the mine plan. Gold equivalent ounces produced decreased by 21% in 2017, compared with 2016, due to lower grades.  During 2017, gold equivalent ounces sold were lower than production due to the timing of shipments.

Metal sales decreased by 21% in 2017, compared with 2016 due to lower gold equivalent ounces sold, partially offset by higher average metal prices realized.  During 2017, production cost of sales decreased by 7% compared with 2016, due to fewer gold equivalent ounces sold and a decrease in fuel costs by 17%.  These decreases were offset by an increase in labour costs due to unfavourable foreign exchange movements. Depreciation, depletion and amortization decreased by 22% compared with 2016 due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	6,685	7,973	(1,288)	(16%)
Tonnes processed (000's) (a)	4,101	7,227	(3,126)	(43%)
Grade (grams/tonne) (b)	2.36	1.80	0.56	31%
Recovery (b)	92.3%	92.0%	0.3%	0%
Gold equivalent ounces:
Produced	243,240	175,176	68,064	39%
Sold	236,256	168,969	67,287	40%

Financial Data (in millions)
Metal sales	$298.4	$208.0	$90.4	43%
Production cost of sales	178.2	179.3	(1.1)	(1%)
Depreciation, depletion and amortization	78.6	96.4	(17.8)	(18%)
Impairment reversal	(142.9)	-	(142.9)	nm
	184.5	(67.7)	252.2	nm
Exploration and business development	5.7	5.9	(0.2)	(3%)
Other	60.0	46.3	13.7	30%
Segment operating earnings (loss)	$118.8	$(119.9)	$238.7	199%
(a)	Includes 1,056,000 tonnes placed on the heap leach pads during 2017 (2016 - 4,768,000 tonnes).
(b)
Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of  0.65 grams per tonne during 2017 (2016 - 0.44 grams per tonne).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. ("Red Back").  The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 16% compared with 2016, primarily due to mine sequencing, which involved a decrease in mining of lower grade leachable ore from the West Branch deposit. Tonnes of ore processed were 43% lower compared with 2016, largely due to fewer tonnes placed on the dump leach pads as a result of planned mine sequencing, partially offset by higher productivity at the mill. Grades relating to the ore processed through the mill increased by 31% compared with 2016 due to planned mine sequencing. During 2017, gold equivalent ounces produced increased by 39% compared with the same period in 2016, primarily due to the increase in mill grade as well as mill throughput.

Metal sales increased by 43% compared with 2016 due to an increase in gold equivalent ounces sold, as well as an increase in average metal prices realized.  During 2017, production cost of sales decreased by 1% compared with 2016, primarily due to a decrease in operating waste mined and a 16% decrease in labour costs, offset by higher gold equivalent ounces sold. Increased capitalized stripping contributed to the decrease in depreciation, depletion and amortization of 18% in 2017 as compared to the prior year.
At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $142.9 million. The non-cash impairment reversal related to property, plant and equipment was primarily as a result of an increase in the Company's estimates of future metal prices and Tasiast Phase Two progressing as planned. No such impairment reversal was recognized in 2016.

During 2017, other operating costs of $60.0 million includes $50.5 million related to the write-off of long-term VAT receivables. Other operating costs of $46.3 million recorded in 2016 included $20.3 million of costs associated with the temporary suspension of operations.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Chirano (90% ownership and operator) – Ghana(a)

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	2,410	2,722	(312)	(11%)
Tonnes processed (000's)	3,438	3,458	(20)	(1%)
Grade (grams/tonne)	2.44	2.10	0.34	16%
Recovery	92.2%	91.4%	0.8%	1%
Gold equivalent ounces:
Produced	246,027	211,954	34,073	16%
Sold	251,212	205,964	45,248	22%

Financial Data (in millions)
Metal sales	$317.6	$258.5	$59.1	23%
Production cost of sales	200.1	189.7	10.4	5%
Depreciation, depletion and amortization	138.6	109.9	28.7	26%
	(21.1)	(41.1)	20.0	49%
Exploration and business development	8.2	8.9	(0.7)	(8%)
Other	(1.8)	8.0	(9.8)	(123%)
Segment operating loss	$(27.5)	$(58.0)	$30.5	53%

(a)	Operating and financial data are at 100% for all periods.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back.  Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city.  A 10% carried interest is held by the government of Ghana.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 11% compared with 2016, due to the completion of open pit mining at the end of the second quarter of 2017. The decrease in tonnes of ore mined from the open pit was partially offset by increased mining activities at the Paboase and Akoti underground deposits. Grades increased by 16%, mainly due to higher grade ore mined at Paboase and Akoti.  Gold equivalent ounces produced were 16% higher compared with 2016, primarily due to the higher grades. During 2017, gold equivalent ounces sold exceeded production due to timing of shipments.

During 2017, metal sales increased by 23% compared to 2016, mainly due to higher gold equivalent ounces sold.  Production cost of sales increased by 5% compared with 2016, primarily due to an increase in gold equivalent ounces sold and a 9% increase in labour and maintenance costs, partially offset by a 16% decrease in power and overhead costs. Depreciation, depletion and amortization increased by 26% compared with 2016, largely due to the increase in gold equivalent ounces sold, a decrease in mineral reserves at December 31, 2016, and a decrease in the remaining useful lives of open pit assets related to the completion of open pit mining activities at the end of the second quarter of 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Impairment, Net of Reversals

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Property, plant and equipment (i)	$21.5	$68.3	$(46.8)	(69%)
Inventory (ii)	-	71.3	(71.3)	(100%)
Impairment charges	$21.5	$139.6	$(118.1)	(85%)

i.	Property, plant and equipment

At December 31, 2017, upon completion of its annual assessment of the carrying value of its CGUs, the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox are mainly due to an increase in the Company's short-term and long-term gold price estimates, as well as Tasiast Phase Two progressing as planned and additions to Fort Knox's mineral reserve estimates. For Tasiast, the reversal represents a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represents a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu is net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox is net of a tax expense of $2.4 million. The net tax recovery of $83.6 million was recorded within income tax expense. There was no tax impact on the impairment reversal at Tasiast.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment.  No impairment charges were recorded as a result of the Company's annual assessment of impairment at December 31, 2016.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory and other assets

In 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining during the year.

Other Operating Expense

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Other operating expense	$129.6	$209.3	$(79.7)	(38%)

In 2017, other operating expense included $23.6 million in costs related to the temporary curtailment of mining activities at Paracatu which were not forecasted, $17.5 million related to a write-off of VAT receivables and settlement of VAT disputes, $9.5 million related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, as well as care and maintenance and other costs.

Other operating expense in 2016 included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil, $40.4 million in costs related to the suspension of mining activities at Maricunga and Tasiast, reclamation expenses related to properties where mining activities have ceased or are in reclamation, as well as care and maintenance and other costs

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Exploration and Business Development

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Exploration and business development	$106.0	$94.3	$11.7	12%

During 2017, exploration and business development expenses were $106.0 million compared with $94.3 million in 2016.  Of the total exploration and business development expense, expenditures on exploration totaled $75.6 million in 2017 compared with $67.4 million in 2016.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.9 million compared with $3.1 million during 2016.
Kinross was active on more than 22 mine sites, near-mine and greenfield initiatives in 2017, with a total 326,244 metres drilled.  In 2016, Kinross was active on more than 23 mine sites, near-mine and greenfield initiatives, with a total of 277,955 metres drilled.

General and Administrative

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
General and administrative	$132.6	$143.7	$(11.1)	(8%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs decreased by $11.1 million in 2017 compared with 2016 primarily due to lower professional fees.

Other Income (Expense) – Net

	Years ended December 31,
(in millions)	2017	2016	Change	% Change (a)
Gain on disposition of associate and other interests - net	$55.2	$-	$55.2	nm
Gain on disposition of other assets - net	1.9	9.7	(7.8)	(80%)
Reversal of impairment charges	97.0	-	97.0	nm
Foreign exchange losses	(4.9)	(6.3)	1.4	22%
Net non-hedge derivative gains (losses)	0.3	(0.4)	0.7	175%
Other	38.6	19.5	19.1	98%
Other income - net	$188.1	$22.5	$165.6	nm

(a)  "nm" means not meaningful.

During 2017, other income increased to $188.1 million from $22.5 million in 2016.  The discussion below details the significant changes in other income for 2017 compared with 2016.
Gains on disposition of associate and other interests - net

In the fourth quarter of 2017, the Company completed the sale of its 100% interest in DeLamar. A gain of $44.2 million was recognized in connection with the sale.

In the second quarter of 2017, the Company completed the sale of its interests in Cerro Casale, Quebrada Seca, and the White Gold exploration project. A gain of $12.7 million was recognized in connection with the sale of Cerro Casale and Quebrada Seca and a loss of $1.7 million was recognized in connection with the sale of White Gold.

Reversal of Impairment Charges

As a result of the agreement entered into in the first quarter of 2017 to sell Cerro Casale at a price higher than the carrying value, the Company recognized a reversal of previously recorded impairment charges of $97.0 million.

Foreign Exchange Losses

During 2017, foreign exchange losses were $4.9 million compared with losses of $6.3 million in 2016.  The foreign exchange losses of $4.9 million in 2017 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Mauritanian ouguiya, Chilean peso, Canadian dollar and Russian rouble and strengthened against the Brazilian real as at December 31, 2017 relative to December 31, 2016.

The foreign exchange losses of $6.3 million in 2016 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Brazilian real, Chilean peso and Canadian dollar and strengthened against the Mauritanian ouguiya as at December 31, 2016 relative to December 31, 2015.

Other

Other income of $38.6 million recognized in 2017 included the receipt of insurance recoveries of $17.5 million of which $15.1 million was related to Maricunga, and $9.9 million related to a settlement of a royalty agreement. In 2016, other income of $19.5 million included insurance recoveries of $13.0 million related to Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Finance Expense

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Finance expense	$117.8	$134.6	$(16.8)	(12%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense decreased by $16.8 million compared with 2016, primarily due to a decrease in interest expense. During 2017, interest expense was $86.5 million compared with $100.4 million in 2016, with the decrease primarily due to an increase in interest capitalized.  Interest capitalized was $25.1 million in 2017 compared with $15.2 million in 2016, with the increase mainly due to higher qualifying capital expenditures.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax recovery in 2017 was $23.2 million, compared with an income tax expense of $49.6 million in 2016. The $23.2 million recovery recognized in 2017 includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit includes a benefit of $124.4 million in respect of the collectability of the AMT credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of Treasury, legislation or guidance from the states in which the Company operates and directions from the Office of Management and Budget. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for 2017 was 26.5% (2016 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Cash Flow
Provided from operating activities	$951.6	$1,099.2	$(147.6)	(13%)
Used in investing activities	(687.2)	(1,270.1)	582.9	46%
Used in financing activities	(69.0)	(48.3)	(20.7)	(43%)
Effect of exchange rate changes on cash and cash equivalents	3.4	2.3	1.1	48%
Increase (decrease) in cash and cash equivalents	198.8	(216.9)	415.7	192%
Cash and cash equivalents, beginning of period	827.0	1,043.9	(216.9)	(21%)
Cash and cash equivalents, end of period	$1,025.8	$827.0	$198.8	24%

Cash and cash equivalent balances increased by $198.8 million in 2017 compared with a decrease of $216.9 million in 2016.  Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2017 vs. 2016

Net cash flow provided from operating activities decreased by $147.6 million in 2017 compared with 2016, with the decrease largely due to less favourable working capital movements and higher taxes paid, partially offset by higher margins.

Investing Activities

2017 vs. 2016

Net cash flow used in investing activities was $687.2 million in 2017 compared with $1,270.1 million in 2016.  The primary uses of cash in 2017 were for capital expenditures of $897.6 million. This was partially offset by net cash proceeds of $269.6 million from the sale of Kinross' interests in Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar.

In 2016, the primary uses of cash were for the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain for $588.0 million and capital expenditures of $633.8 million.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

The following table presents a breakdown of capital expenditures on a cash basis:

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Operating segments
Fort Knox	$102.1	$70.2	$31.9	45%
Round Mountain	95.8	71.9	23.9	33%
Bald Mountain	90.5	40.5	50.0	123%
Kettle River - Buckhorn	-	-	-	-
Paracatu	122.4	108.5	13.9	13%
Maricunga	1.5	5.1	(3.6)	(71%)
Kupol (a)	54.3	88.8	(34.5)	(39%)
Tasiast	379.4	190.9	188.5	99%
Chirano	46.6	46.6	-	-
Non-operating segment
Corporate and Other (b)	5.0	11.3	(6.3)	(56%)
Total	$897.6	$633.8	$263.8	42%
(a) Includes $10.4 million of capital expenditures at Dvoinoye during 2017 (2016 - $14.4 million).
(b) "Corporate and Other" includes corporate and other non-operating assets including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017.

During 2017, capital expenditures increased by $263.8 million compared with 2016, primarily due to higher spending at Tasiast related to the Phase One expansion project, increased spending at Bald Mountain mainly due to the Vantage Complex project and at Fort Knox due to increased capitalized stripping as per mine sequencing. The increases were partially offset by decreased spending at Kupol due to the completion of the filter cake project in 2016.

Financing Activities

2017 vs. 2016

Net cash flow used in financing activities was $69.0 million in 2017 compared with cash used of $48.3 million in 2016.

Interest paid during 2017 was $80.9 million, of which $62.9 million was included in financing activities.  Total interest paid during 2016 was $95.3 million, of which $73.5 million was included in financing activities.

During 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The proceeds received in this transaction were then used to fully repay the outstanding balance of the $500.0 million term loan.

During 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to the underwriters on the exercise of their over-allotment option. On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016. On September 1, 2016, the Company repaid the principal amount of $250.0 million of senior notes maturing in September 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Balance Sheet

	As at December 31,
(in millions)	2017	2016	2015
Cash and cash equivalents	$1,025.8	$827.0	$1,043.9
Current assets	$2,284.4	$2,080.7	$2,292.1
Total assets	$8,157.2	$7,979.3	$7,735.4
Current liabilities, including current portion of long-term debt	$585.3	$637.7	$701.8
Total long-term financial liabilities(a)	$2,563.1	$2,594.4	$2,452.7
Total debt, including current portion	$1,732.6	$1,733.2	$1,981.4
Total liabilities	$3,538.0	$3,795.0	$3,802.2
Common shareholders' equity	$4,583.6	$4,145.5	$3,889.3
Non-controlling interest	$35.6	$38.8	$43.9
Statistics
Working capital (b)	$1,699.1	$1,443.0	$1,590.3
Working capital ratio (c)	3.9:1	3.26:1	3.27:1

(a) Includes long-term debt and provisions.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At December 31, 2017, Kinross had cash and cash equivalents of $1,025.8 million, an increase of $198.8 million from the balance as at December 31, 2016, primarily due to net operating cash inflows of $951.6 million and the receipt of net cash proceeds of $269.6 million related to the sale of Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar. These inflows were offset by cash outflows of $897.6 million related to capital expenditures and $73.8 million for additions to long-term investments and other assets.  Current assets increased to $2,284.4 million, mainly due to the increase in cash and cash equivalents and inventories, partially offset by a decrease in current income tax recoverable, trade receivables and VAT receivables. Total assets increased by $177.9 million to $8,157.2 million, largely due to increases in current assets, long-term investments and long term receivables offset by a decrease in investments in associate and joint ventures as a result of the sale of Cerro Casale. Current liabilities decreased to $585.3 million, primarily due to the decrease in current income taxes payable and the current portion of provisions, partially offset by an increase in accounts payable and accrued liabilities. Total long-term financial liabilities were lower by $31.3 million, primarily due to a decrease in other long-term liabilities.

At December 31, 2016, Kinross had cash and cash equivalents of $827.0 million, a decrease of $216.9 million from the balance as at December 31, 2015, primarily due to net cash outflows of $588.0 million used in the acquisition of Bald Mountain and the remaining 50% of Round Mountain, capital expenditures of $633.8 million, repayment of debt of $250.0 million, and $59.8 million for additions to long-term investments and other assets, partially offset by net operating cash flows of $1,099.2 million and net proceeds of $275.7 million received from the equity issuance.  Current assets decreased to $2,080.7 million, mainly due to the decrease in cash and cash equivalents, partially offset by an increase in trade receivables.  Total assets increased by $243.9 million to $7,979.3 million, largely due to the acquisition of Bald Mountain and the remaining 50% of Round Mountain.  Current liabilities decreased to $637.7 million, primarily due to the repayment of the current portion of the senior notes of $250.0 million, partially offset by an increase in accounts payable and accrued liabilities and income tax payable.  Total long-term financial liabilities were higher by $141.7 million, primarily due to an increase in provisions as a result of the acquisition.

As of February 13, 2018, there were 1,247.0 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 12.1 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Financings and Credit Facilities

Senior notes

As at December 31, 2017, the Company's $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

Corporate revolving credit and term loan facilities

On July 12, 2017, the Company fully repaid the outstanding balance on the term loan with proceeds from the $500.0 million offering of debt securities completed on July 6, 2017.

On July 28, 2017, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2021, to August 10, 2022.

As at December 31, 2017, the Company had utilized $21.0 million (December 31, 2016 – $104.5 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit.

Loan interest for the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The revolving credit facility contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2017.

Other

The maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended by one year to June 30, 2018, effective July 1, 2017. Effective December 5, 2017, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $250.0 million to $300.0 million. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 0.95% to 1.00%. As at December 31, 2017, $215.2 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at December 31, 2017, the Company had $230.2 million (December 31, 2016 - $117.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.
As at December 31, 2017, $254.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

The following table outlines the credit facility utilization and availability:

	As at,
	December 31,
(in millions)	2017	2016
Utilization of revolving credit facility	$(21.0)	$(104.5)
Utilization of EDC facility	(215.2)	(215.1)
Borrowings	$(236.2)	$(319.6)

Available under revolving credit facility	$1,479.0	$1,395.5
Available under EDC credit facility	84.8	34.9
Available credit	$1,563.8	$1,430.4

Total debt of $1,732.6 million at December 31, 2017 consists solely of the senior notes. The current portion of this debt at December 31, 2017 is $nil.

Liquidity Outlook

As at December 31, 2017, the Company had no scheduled debt repayments until 2021.

We believe that the Company's existing cash and cash equivalents balance of $1,025.8 million, available credit of $1,563.8 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2018. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2017:
(in millions)	Total	2018	2019	2020	2021	2022	2023 & thereafter
Long-term debt obligations (a)	$1,750.0	$-	$-	$-	$500.0	$-	$1,250.0
Operating lease obligations	49.9	25.9	12.5	4.9	2.9	2.9	0.8
Purchase obligations (b)	822.3	462.0	285.2	5.9	34.5	0.1	34.6
Reclamation and remediation obligations	1,183.7	64.4	65.0	55.6	117.5	62.4	818.8
Interest and other fees (a)	972.0	104.6	102.9	102.9	102.9	74.9	483.8
Total	$4,777.9	$656.9	$465.6	$169.3	$757.8	$140.3	$2,588.0

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements.
(b) Includes both capital and operating commitments, of which $192.7 million relates to commitments for capital expenditures.
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at December 31, 2017:

Foreign currency	2018	2019	2020
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$69.6	$-	$-
Average price (Brazilian reais)	3.32	-	-
Brazilian real zero cost collars
(in millions of U.S. dollars)	$25.2	$60.0	$-
Average put strike (Brazilian reais)	3.75	3.45	-
Average call strike (Brazilian reais)	4.12	3.64	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$40.5	$18.0	$-
Average rate (Canadian dollars)	1.35	1.28	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$24.0	$-	$-
Average put strike (Russian roubles)	60.0	-	-
Average call strike (Russian roubles)	71.2	-	-
WTI oil swap contracts (barrels)	907,482	594,451	90,000
Average price	$48.48	$49.86	$52.40

The following new derivative contracts were entered into during the year ended December 31, 2017:

•	$58.5 million Canadian dollars at an average rate of 1.33 maturing in 2018 to 2019;
•	$24.0 million Russian roubles with an average put strike of 60.00 and an average call strike of 71.24 maturing in 2018;
•	$69.6 million Brazilian reais at an average rate of 3.32 maturing in 2018;
•	$60.0 million Brazilian reais with an average put strike of 3.45 and an average call strike of 3.64 maturing in 2019;
•	1,048,000 barrels of WTI oil at an average rate of $49.46 per barrel maturing from 2017 to 2020.
Subsequent to December 31, 2017, the following new derivative contracts were entered into:

•	$24.0 million Russian roubles with an average put strike 57.00 and average call strike 67.50 maturing in 2019;
•	$58.5 million Brazilian reais with an average put strike of 3.32 and an average call strike of 3.66 maturing in 2019;
•	348,000 barrels of WTI oil at an average rate of $53.39 per barrel maturing in 2019 to 2020.
The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.  At December 31, 2017, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2017	2016
Asset (liability)
Foreign currency forward and collar contracts	$6.1	$8.9
Energy swap contracts	12.9	12.3
Total return swap contracts	0.6	(6.2)
	$19.6	$15.0

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells. CMM paid the fine, as required, and sought governmental approval of remedial action plans aimed at addressing the degradation.  CMM's remedial action plans were not fully approved and only a subset of CMM's planned activities were allowed to be implemented.  In May 2015, the Chile environmental enforcement authority ("the SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, complied with various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometresdowngradient from CMM's groundwater wells supplying water to the operation, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings"). Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction"). The terms of the Amended Sanction  effectively required CMM to cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometresdowngradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request. On August 7, 2017, the Environmental Tribunal upheld the SMA's Amended Sanction and curtailment orders on purely procedural grounds.  No findings were made by the Tribunal on the issue of whether CMM's pumping caused damage to area wetlands, as alleged by the SMA.  On September 27, 2017, CMM appealed the matter to the Supreme Court of Chile, which accepted the appeal on December 14, 2017.  The timing of any substantive decision by the Supreme Court is uncertain.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses.  Evidentiary hearings before the Environmental Tribunal occurred in 2016 and early 2017, and closing arguments occurred in December 2017.  The timing of any substantive decision by the Environmental Tribunal is uncertain.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies, including the SMA, have reviewed, or are reviewing the situation and have requested information from CMM. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, commenced an administrative action against CMM for alleged regulatory non-compliances at the facility. The SEC action, or other legal actions relating to the release, could result in the imposition of fines or other sanctions against CMM or its employees.

La Coipa permit proceedings

MDO suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitoring wells at or near its downstream property boundary at which exceedance of the permitted standards have not been detected.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well samples from 2013 and 2014 above the permitted standard. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the DIA permit for La Coipa's Phase 7 project. On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed. As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose.  If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross. On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees. The suits brought by New Mexico and the Navajo Nation have been consolidated. In the third quarter of 2017, the State of Utah filed a Complaint naming SGC, Kinross and others alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney's fees, and costs.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement"). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB"). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action"). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision. On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals.  On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit.  The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was filed on January 19, 2018.  Following its review of this report, WDOE may issue an AO or other directives to the Company.  The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA's notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

7.	SUMMARY OF QUARTERLY INFORMATION

	2017				2016
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	(a)
Metal sales	$810.3	$828.0	$868.6	$796.1	$902.8	$910.2	$876.4	$782.6
Net earnings (loss) attributable to common shareholders	$217.6	$60.1	$33.1	$134.6	$(116.5)	$2.5	$(25.0)	$35.0
Basic earnings (loss) per share attributable to common shareholders	$0.17	$0.05	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03
Diluted earnings (loss) per share attributable to common shareholders	$0.17	$0.05	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03
Net cash flow provided from operating activities	$366.4	$197.7	$179.7	$207.8	$302.6	$266.2	$315.9	$214.5

(a)  The interim financial statements for the three months ended March 31, 2016, were recast to reflect the retrospective impact of the finalization of the purchase price allocation  of  the acquisition of  Bald Mountain  and  50%  of Round Mountain.

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the fourth quarter of 2017, revenue decreased to $810.3 million on total gold equivalent ounces sold of 634,762 compared with $902.8 million on sales of 743,427 total gold equivalent ounces during the fourth quarter of 2016.  The average gold price realized in the fourth quarter of 2017 was $1,276 per ounce compared with $1,217 per ounce in the fourth quarter of 2016.
Production cost of sales decreased to $414.5 million compared with $529.4 million in the same period of 2016, primarily due to a decrease in gold equivalent ounces sold and lower costs realized at Fort Knox.

Fluctuations in foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On March 28, 2017, the Company announced that it entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca). In connection with the sale, the Company recognized a gain on disposition of $12.7 million during the three months ended June 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million for the three months ended June 30, 2017.

On September 18, 2017, the Company entered into an agreement with Integra to sell its 100% interest in DeLamar. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million.

In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at its Tasiast and Fort Knox CGUs, offset by an impairment charge at its Paracatu CGU.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga CGU as a result of the suspension of mining and crushing activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

On January 11, 2016, Kinross completed the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain from Barrick for $610.0 million in cash, subject to a working capital adjustment. In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the final purchase price to $588.0 million.

Net operating cash flows increased to $366.4 million in the fourth quarter of 2017, compared with $302.6 million in the same period of 2016, primarily due to the increase in margins.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross' management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting.  In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures, and internal control over financial reporting were effective as at December 31, 2017.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.
Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross.  The risk factors below may include details of how Kinross seeks to mitigate these risks where possible.  For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2016, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2017, which will be filed on SEDAR on or about March 31, 2018.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver.  Gold and silver   prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2017, the Company's average realized gold price increased to $1,260 per ounce from $1,249 per ounce in 2016.  If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations, possibly material.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced.  In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.  Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures or other conditions, may be encountered in the drilling, processing and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.  There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production.  The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities.  Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross.  In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims.  The costs associated with such responsibilities and liabilities may be substantial.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross' operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, and other matters.  The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America.  New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties.  Compliance with these laws and regulations is part of the business and requires significant expenditures.  Changes in laws and regulations, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross' operations or substantially increase the costs associated with those operations.  Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

Certain of the Company's operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition.  For further details refer to Section 6 Other legal matters.

Reclamation Costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations.  The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations.  In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations.  The amount and nature of financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates.  Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities.  There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance.  To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, it could potentially result in closure of one or more of the Company's operations, which could have a material adverse effect on the financial condition of the Company.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls.  Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), which requires an annual assessment by management of the effectiveness of Kinross' internal control over financial reporting and an attestation report by Kinross' independent auditors addressing the operating effectiveness of Kinross' internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX.  Kinross' failure to satisfy SOX requirements  on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross' business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross' operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so.  Kinross' level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross' ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross' growth strategy or other purposes; (b) limiting Kinross' ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross' vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross' ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross' ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations.  Kinross' ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors.  Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates.  Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross' debt and meet its other obligations.  If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2017, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserve estimates.  Should such reductions occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves.  The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

The Company's ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is dependent on future growth from development projects.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices.  Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic.  Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of Kinross.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company's best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns.  Kinross' actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions.  Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates.  Many of these factors are beyond Kinross' control.  No assurance can be given that Kinross' cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects.  A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile, Brazil and Ghana.  Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control.  An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross' operations and development projects.  If the costs of certain input commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations.

Political Developments and Uncertainty regarding the Russian Federation

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation's foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks and other interference with the 2016 U.S. presidential elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company's assets and operations.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company's ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions or to revoke existing stability provisions in those conventions; (2) potential political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) the conversion of exploration licenses to exploitation licenses, including the pending conversion request for Tasiast Sud; and (7) a number of public policy issues material to the economic viability of the current operation or any possible expansion may not be positively resolved. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, the long-term stability in the Company's relationship with the workers' union, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labor force management and flexible labor practices and the timely issuance of work permits for the non-national workforce.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act ("RCRA") and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency ("EPA") regulations governing hazardous waste.  If mine wastes from the Company's U.S. mining operations, including those at the Sunnyside Mine (see Section 6 Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company's activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and its state law equivalents.  Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances.  Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial.  Additional regulations or requirements may also be imposed upon the Company's operations,  tailings,  and  waste  disposal  areas  as  well  as  upon  mine  closure  under  federal  and  state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act ("CWA") and state law equivalents.  Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well.  Additionally,  the  Company  is  subject  to  other federal  and  state  environmental  laws,  and  potential  claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (including as occur at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross' ability to operate and could have a material effect on Kinross' financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties and Community Relations

The validity of mining rights, including mining claims which constitute most of Kinross' property holdings, may, in certain cases, be uncertain and subject to being contested.  Kinross' mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company's ability to explore, develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to explore, develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases.  In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2017, sensitivity to a 10% change in the gold price is estimated to have an approximate $280 million impact on pre-tax earnings.  Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2017, sensitivity to a 10% change in the silver price is estimated to have an approximate $6 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company's results of operations and cash flow.  The Company's corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company's earnings can vary significantly with fluctuations in the market price of gold and silver.  Kinross' practice is not to hedge metal sales.  On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2017, there were no metal derivative financial instruments outstanding.  In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms.  Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross' cash and cash equivalents balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company's financial statements for the year ended December 31, 2017.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross' financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. In the event of a dispute arising at Kinross' foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross' inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.  Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2017, the Company's gross credit exposure, including cash and cash equivalents, was $1,358.7 million and at December 31, 2016, the gross credit exposure, including cash and cash equivalents, was $1,075.2 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations.  To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings

The Company's ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings.  The Company has a BBB- rating from Fitch Ratings, a Ba1 rating from Moody's and a BB+ rating from Standard  & Poor's. There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate.  Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•	Volatility in commodity prices and foreign exchange rates;
•	Tightening of credit markets;
•	Counterparty risk; and
•	Volatility in the prices of publicly traded entities.
The volatility in commodity prices and foreign exchange rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price" and "Foreign Currency Exchange Risk".

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

The Company extended the maturity date of its revolving credit facility by one year to August 2022.  As at December 31, 2017, the Company had $1,563.8 million available under its credit facility arrangements.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with.  The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross' common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").  The price of Kinross' common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross' common shares at any given point in time may not accurately reflect Kinross' long-term value.  Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation could result in substantial costs and damages and divert management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs' carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross' control.  Kinross' fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Paracatu Water Supply and Use

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water.  During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants.  Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants.  The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu.  As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross' financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees.  Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner.  One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years.  If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross' operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected.  Kinross does not carry key-man life insurance with respect to its executives.

Cybersecurity Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, "IT systems"), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects.
IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross' operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company's mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company's reputation. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2017	2016
Net earnings (loss) attributable to common shareholders - as reported	$445.4	$(104.0)
Adjusting items:
Foreign exchange losses	4.9	6.3
Gain on disposition of associate and interests and other assets - net	(57.1)	(9.7)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	-	(65.1)
Acquisition costs	-	7.8
Tax benefits realized upon acquisition	-	(27.7)
Impairment, net of reversals(a)	(75.5)	139.6
Taxes in respect of prior years	41.7	85.5
Mine curtailment and suspension related costs(b)	16.6	40.4
Reclamation and remediation expense	9.5	27.2
Chile weather event related costs	3.3	-
Insurance recoveries	(17.5)	(13.0)
Settlement of a royalty agreement	(9.9)	-
U.S. Tax Reform impact	(93.4)	-
Other(c)	1.2	3.8
Tax effect of the above adjustments(d)	(90.5)	1.9
	(266.7)	197.0
Adjusted net earnings attributable to common shareholders	$178.7	$93.0
Weighted average number of common shares outstanding - Basic	1,246.6	1,227.0
Adjusted net earnings per share	$0.14	$0.08

(a) During the fourth quarter and year ended December 31, 2017, the Company recognized an impairment charge related to Paracatu of $253.0 million and reversal of impairment charges of $231.5 million related to property, plant and equipment at Tasiast and Fort Knox. In addition, during the year ended December 31, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale of $97.0 million during the year ended December 31, 2017.

(b) Includes costs related to the temporary curtailment at Paracatu during the year ended December 31, 2017 of $16.6 million. During the year ended December 31, 2016, mine curtailment and suspension related costs includes costs related to the temporary suspension of operations at Tasiast and the suspension of mining activities at Maricunga.

(c) Other includes non-hedge derivatives losses (gains).
(d) Includes a tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox recognized during the year ended December 31, 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:

	Years ended December 31,
(in millions)	2017	2016
Net cash flow provided from operating activities - as reported	$951.6	$1,099.2
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(108.6)	21.2
Inventories	86.7	(79.5)
Accounts payable and other liabilities, including taxes	237.0	(114.2)
	215.1	(172.5)
Adjusted operating cash flow	$1,166.7	$926.7

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(20.0)	(19.0)
Attributable production cost of sales	$1,737.4	$1,964.8
Gold equivalent ounces sold	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest	(25,121)	(20,596)
Attributable gold equivalent ounces sold	2,596,754	2,758,306
Consolidated production cost of sales per equivalent ounce sold	$670	$714
Attributable production cost of sales per equivalent ounce sold	$669	$712

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(20.0)	(19.0)
Less: attributable silver revenues	(86.5)	(102.5)
Attributable production cost of sales net of silver by-product revenue	$1,650.9	$1,862.3
Gold ounces sold	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest	(25,070)	(20,545)
Attributable gold ounces sold	2,528,108	2,677,367
Attributable production cost of sales per ounce sold on a by-product basis	$653	$696

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest (a)	(20.0)	(19.0)
Less: attributable (b) silver revenues (c)	(86.5)	(102.5)
Attributable (b) production cost of sales net of silver by-product revenue	$1,650.9	$1,862.3
Adjusting items on an attributable (b) basis:
General and administrative (d)	132.6	143.7
Other operating expense - sustaining (e)	43.3	18.6
Reclamation and remediation - sustaining (f)	82.9	94.9
Exploration and business development - sustaining (g)	59.4	50.8
Additions to property, plant and equipment - sustaining (h)	421.5	440.1
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,390.6	$2,610.4
Other operating expense - non-sustaining (e)	39.5	25.6
Reclamation and remediation - non-sustaining (f)	17.4	34.9
Exploration - non-sustaining (g)	45.8	42.6
Additions to property, plant and equipment - non-sustaining (h)	448.7	160.1
All-in Cost on a by-product basis - attributable (b)	$2,942.0	$2,873.6
Gold ounces sold	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest (i)	(25,070)	(20,545)
Attributable (b) gold ounces sold	2,528,108	2,677,367
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$946	$975
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,164	$1,073

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest (a)	(20.0)	(19.0)
Attributable (b) production cost of sales	$1,737.4	$1,964.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	132.6	143.7
Other operating expense - sustaining (e)	43.3	18.6
Reclamation and remediation - sustaining (f)	82.9	94.9
Exploration and business development - sustaining (g)	59.4	50.8
Additions to property, plant and equipment - sustaining (h)	421.5	440.1
All-in Sustaining Cost - attributable (b)	$2,477.1	$2,712.9
Other operating expense - non-sustaining (e)	39.5	25.6
Reclamation and remediation - non-sustaining (f)	17.4	34.9
Exploration - non-sustaining (g)	45.8	42.6
Additions to property, plant and equipment - non-sustaining (h)	448.7	160.1
All-in Cost - attributable (b)	$3,028.5	$2,976.1
Gold equivalent ounces sold	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest (i)	(25,121)	(20,596)
Attributable (b) gold equivalent ounces sold	2,596,754	2,758,306
Attributable (b) all-in sustaining cost per equivalent ounce sold	$954	$984
Attributable (b) all-in cost per equivalent ounce sold	$1,166	$1,079

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

(a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) "Attributable" includes Kinross' share of Chirano (90%) production.
(c) "Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) "General and administrative" expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) "Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) "Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) "Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) "Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2017, primarily relate to projects at Tasiast.

(i) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(j) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Project Updates and New Developments" and "Outlook" and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company's development projects; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words "advance", "anticipate", "assumption", "believe", "estimates", ''expects'', "forecast", "focus", "forward", "guidance", "initiative", "measures", "on budget", "outlook", "opportunity", "plan", "potential", "progress", "project", "projection", "well positioned", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment and exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and regulations relating to work permits in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; (12) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; and (13) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $38 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a "qualified person" within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.